SCHEDULE 13D

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CUSIP No. 554034108                                           Page 1 of 13 Pages
-------------------                                           ------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                                  M-WAVE, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    554034108
                                 (CUSIP Number)

                               M.A.G. Capital, LLC
                       555 South Flower Street, Suite 4200
                              Los Angeles, CA 90071
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 2, 2006
             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |x|

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 554034108                                           Page 2 of 13 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Mercator Momentum Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e) |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    7.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER

  OWNED BY          317,072
               -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      10.  SHARED DISPOSITIVE POWER

    WITH            317,072
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     317,072
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.05%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

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CUSIP No. 554034108                                           Page 3 of 13 Pages
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--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mercator Momentum Fund III, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e) |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    7.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER

  OWNED BY          242,349
               -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      10.  SHARED DISPOSITIVE POWER

    WITH            242,349
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     242,349
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.86%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

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CUSIP No. 554034108                                           Page 4 of 13 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Monarch Pointe Fund, Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e) |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

  OWNED BY          225,346
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      10   SHARED DISPOSITIVE POWER

    WITH            225,346
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     225,346
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.59%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

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CUSIP No. 554034108                                           Page 5 of 13 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     M.A.G. Capital, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e) |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

  OWNED BY          627,494
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      10   SHARED DISPOSITIVE POWER

    WITH            627,494
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     627,494
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.99%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

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CUSIP No. 554034108                                           Page 6 of 13 Pages
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--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     David F. Firestone
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e) |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

  OWNED BY          627,494
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      10   SHARED DISPOSITIVE POWER

    WITH            627,494
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     627,494
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.99%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

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CUSIP No. 554034108                                           Page 7 of 13 Pages
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Item 1. Security and Issuer.

      This statement relates to the Common Stock, par value $0.005 per share, of M-Wave, Inc., whose principal executive offices are located at 475 Industrial Drive, West Chicago, Illinois 60185.

Item 2. Identity and Background.

      (a), (b), (c) and (f). Mercator Momentum Fund, L.P. (Momentum Fund") and Mercator Momentum Fund III, L.P. ("Momentum Fund III" and, together with Momentum Fund, the "Funds") are private investment limited partnerships organized under California law. The general partner of the Funds is M.A.G. Capital, LLC, a California limited liability company ("MAG"). MAG is an investment advisor. The managing member of MAG is David F. Firestone ("Firestone"), a citizen of the United States. Monarch Pointe Fund, Ltd. ("MPF") is a corporation organized under the laws of the British Virgin Islands. MAG controls the investments of MPF. The business address of the Funds, MAG and Firestone is 555 South Flower Street, Suite 4200, Los Angeles, CA 90071. The business address of MPF is c/o Bank of Ireland Securities Services, Ltd., New Century House, International Financial Services Center, Mayor Street Lower, Dublin 1, Republic of Ireland. The Funds, MPF, MAG and Firestone are collectively referred to herein as the "Reporting Persons."

      (d) and (e). During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      Each of the Funds and MPF raised its capital by selling limited partnership interests or shares of its capital stock, in the case of MPF, in a private placement to purchasers who were "accredited investors" for purposes of Rule 501 of Regulation D under the Securities Act of 1933 and "qualified clients" within the meaning of Rule 205-3(d) under the Investment Advisors Act of 1940, as amended.

                                  SCHEDULE 13D

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CUSIP No. 554034108                                           Page 8 of 13 Pages
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Item 4. Purpose of Transaction.

      On June 16, 2005, the Issuer issued promissory notes to MPF, Momentum Fund and Momentum Fund III in the principal amounts of $1,340,000, $710,000 and $350,000, respectively. On February 2, 2006, the Issuer entered into a First Amendment to Loan and Security Agreements (the "Amendment"), which modified the terms of certain indebtedness of the Issuer to Momentum Fund III. As a condition to entering into the Amendment, Momentum Fund III required that Joseph A. Turek, a holder of voting securities issued by the Issuer, enter into a voting agreement (the "Voting Agreement"). MAG, the Funds, MPF and Turek entered into such Voting Agreement as of February 6, 2006, pursuant to which Turek agreed to vote his voting securities of the Issuer in favor of any significant acquisition of another company or the business or assets of another company that is recommended by a special committee of the board of directors of the Issuer. It is the present intention of MAG to encourage the Issuer to pursue a transaction of that nature.

      On March 1, 2006, pursuant to that certain Subscription Agreement, dated March 1, 2006, by and among the Issuer, the Funds, MPF and MAG (the "Subscription Agreement"), the Issuer, the Funds and MPF acquired from the Issuer an aggregate of 45,648 shares of Series B Convertible Preferred Stock ("Series B Preferred") (the "Series B Transaction"). In the Series B Transaction, Momentum Fund acquired 7,100 shares of Series B Preferred in exchange for tendering the Promissory Note in the principal amount of $710,000 issued by the Issuer in favor of Momentum Fund on June 16, 2005, Momentum Fund III acquired 25,148 shares of Series B Preferred in exchange for tendering the Promissory Note in the principal amount of $350,000 issued by the Issuer in favor of Momentum Fund III on June 16, 2005 and for the cancellation of indebtedness of the Issuer to Momentum Fund III pursuant to certain loans, as further described in the Amendment, and MPF acquired 13,400 shares of Series B Preferred in exchange for tendering the Promissory Note in the principal amount of $1,340,000 issued by the Issuer in favor of MPF on June 16, 2005.

      As part of the Series B Transaction, the Issuer entered into (i) that certain Amendment, dated March 1, 2006, with the Funds, MPF and MAG (the "Warrant Amendment"), pursuant to which the terms of warrants to purchase shares of the Issuer's Common Stock held by the Funds, MPF and MAG (the "Warrants") were amended to provide that the exercise price of the Warrants shall be $0.65 per share and (ii) that certain Registration Rights Agreement, dated March 1, 2006, with the Funds, MPF and MAG (the "Registration Rights Agreement"), pursuant to which the Issuer is required to register Common Stock underlying the shares of Series B Preferred purchased by the Funds and MPF and the Warrants.

      On March 15, 2006, pursuant to the Subscription Agreement, Momentum Fund III acquired 15,000 shares of Series B Preferred and MPF acquired 4,000 shares of Series B Preferred, in each case at $100.00 per share.

                                  SCHEDULE 13D

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CUSIP No. 554034108                                           Page 9 of 13 Pages
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      Each share of Series B Preferred is convertible into the number of shares of Common Stock determined by dividing $100.00 by the conversion price at the time of conversion. The conversion price is $0.79, subject to adjusted for stock splits and similar events. The Series B Preferred is entitled to receive monthly dividends at an annual rate equal to 15%; provided that the annual rate shall be equal to 9% from and after the date a registration statement covering the Common Stock issuable, inter alia, upon conversion of the Series B Preferred is declared effective.

Item 5. Interest in Securities of the Issuer.

      (a) As of May 1, 2006, MPF owned 146,710 shares of Common Stock, 3,375 shares of Series A Convertible Preferred Stock ("Series A Preferred"), 17,400 shares of Series B Preferred and Warrants to purchase up to 447,006 shares of Common Stock; Momentum Fund owned 238,435 shares of Common Stock, 5,375 shares of Series A Preferred, 7,100 shares of Series B Preferred and Warrants to purchase up to 419,016 shares of Common Stock; Momentum Fund III owned 163,713 shares of Common Stock, 3,750 shares of Series A Preferred, 40,148 shares of Series B Preferred and Warrants to purchase up to 245,137 shares of Common Stock; and MAG owned warrants to purchase up to 1,020,290 shares of Common Stock.

      The terms of the Series A Preferred and the acquisition of shares of the Series A Preferred by MPF and the Funds are described in further detail in a Statement on Schedule 13G filed August 4, 2004 and amendment number 1 thereto. The Series A Preferred was acquired pursuant to that certain Subscription Agreement, dated July 29, 2004, by and among the Issuer, the Funds, MPF and MAG (the "Series A Subscription Agreement"). The Issuer was required to register the Common Stock into which the Series A Preferred was convertible pursuant to that certain Registration Rights Agreement, dated July 29, 2004, by and among the Issuer, the Funds, MPF and MAG (the "Series A Registration Rights Agreement").

      The documentation governing the terms of the Warrants, the Series A Preferred and the Series B Preferred, respectively, contains provisions prohibiting any exercise of the Warrants or conversion of shares of Series A Preferred that would result in the Reporting Persons owning beneficially more than 9.99% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934. The Reporting Persons have never had beneficial ownership of more than 9.99% of the outstanding shares of Common Stock.

      Assuming that the Issuer had 6,202,601 shares of Common Stock outstanding as of March 31, 2006, which is the number reported by the Issuer as outstanding as of such date in its Annual Report on Form 10-KSB filed April 17, 2006, and using a conversion price of $0.98 with respect to the shares of Series A Preferred and a conversion price of $0.79 with respect to the shares of Series B Preferred, the individual Reporting Persons had, on May 1, 2006, beneficial ownership of the following numbers of shares of Common Stock which represented the following percentages of the Common Stock outstanding:

                                  SCHEDULE 13D

-------------------                                          -------------------
CUSIP No. 554034108                                          Page 10 of 13 Pages
-------------------                                          -------------------

                                    Shares Owned        Percentage
                                    ------------        ----------

    MPF                                  225,346          3.59%

    Momentum Fund                        317,072          5.05%

    Momentum Fund III                    242,349          3.86%

    MAG                                  627,494          9.99%

    Firestone                            627,494          9.99%

      (b) The right to vote and the right to dispose of the shares beneficially owned by each of the Funds and MPF are shared among the Fund or MPF and both MAG and Firestone. The right to vote and the right to dispose of the shares beneficially owned by MAG are shared by MAG and Firestone.

      (c) Transactions of the Reporting Persons within the past sixty days with respect to the Issuer's securities are described above in Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      (a) Voting Agreement. The description of the Voting Agreement set forth in
Item 4 of this Statement is incorporated herein by this reference.

      (b) Amendment. The description of the Amendment set forth in Item 4 of this Statement is incorporated herein by this reference.

      (c) Subscription Agreement. The description of the Subscription Agreement set forth in Item 4 of this Statement is incorporated herein by this reference.

      (d) Registration Rights Agreement. The description of the Registration Rights Agreement set forth in Item 4 of this Statement is incorporated herein by this reference.

      (e) Warrant Amendment. The description of the Warrant Amendment set forth in Item 4 of this Statement is incorporated herein by this reference.

      (f) Series A Subscription Agreement. The description of the Series A Subscription Agreement set forth in Item 4 of this Statement is incorporated herein by this reference.

      (g) Series A Registration Rights Agreement. The description of the Series A Registration Rights Agreement set forth in Item 4 of this Statement is incorporated herein by this reference.

                                  SCHEDULE 13D

-------------------                                          -------------------
CUSIP No. 554034108                                          Page 11 of 13 Pages
-------------------                                          -------------------

Item 7. Material to be Filed as Exhibits.

      Exhibit 7(a) Subscription Agreement, dated March 1, 2006, by and among the Issuer, Momentum Fund, Momentum Fund III, MPF and MAG, filed as Exhibit 10.1 to the Issuer's Report on Form 8-K, dated March 7, 2006 (the "March 8-K"), and incorporated herein by this reference.

      Exhibit 7(b) Registration Rights Agreement, dated March 1, 2006, by and among the Issuer, Momentum Fund, Momentum Fund III, MPF and MAG, filed as
Exhibit 10.2 to the March 8-K, and incorporated herein by this reference.

      Exhibit 7(c) Amendment (amending the terms of common stock purchaser warrants), dated March 1, 2006, among the Issuer, Momentum Fund, Momentum Fund III, MPF and MAG, filed as Exhibit 10.3 to the March 8-K, and incorporated herein by this reference.

      Exhibit 7(d) Voting Agreement, dated February 6, 2006, by and among Joseph
A. Turek, Momentum Fund, Momentum Fund III, MPF and MAG, filed as Exhibit 10.4 to the March 8-K, and incorporated herein by this reference.

      Exhibit 7(e) First Amendment to Loan and Security Agreements, dated February 2, 2006, by and among the Issuer, M-Wave, DBS and Momentum Fund III, filed as Exhibit 10.1 to the Issuer's report on Form 8-K, dated February 2, 2006, and incorporated herein by this reference.

      Exhibit 7(f) Joint Filing Agreement, executed by the Reporting Persons pursuant to Section 240.13-d1(k), filed herewith.

      Exhibit 7(g) Subscription Agreement, dated July 29, 2004, by and among the Issuer, Momentum Fund, Momentum Fund III, MPF and MAG, filed as Exhibit 10.32 to the Issuer's Report on Form 10-QSB, dated August 16, 2004 (the "2004 10-QSB"), and incorporated herein by this reference.

      Exhibit 7(h) Registration Rights Agreement, dated July 29, 2004, by and among the Issuer, Momentum Fund, Momentum Fund III, MPF and MAG, filed as
Exhibit 10.33 to the 2004 10-QSB, and incorporated herein by this reference.

      Exhibit 7(i) Joint Filing Agreement, executed by the Reporting Persons pursuant to Section 240.13-d1(k), filed with the Reporting Persons' Schedule 13G, dated August 4, 2004, and incorporated herein by this reference.

      Exhibit 7(j) Joint Filing Agreement, executed by the Reporting Persons pursuant to Section 240.13-d1(k), filed with the Reporting Persons' Schedule 13G/A, dated February 15, 2005, and incorporated herein by this reference.

                                  SCHEDULE 13D

-------------------                                          -------------------
CUSIP No. 554034108                                          Page 12 of 13 Pages
-------------------                                          -------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 1, 2006                MERCATOR MOMENTUM FUND, L.P.

                                    By: M.A.G. CAPITAL, LLC,
                                    its general partner

                                    By: /s/ Harry Aharonian
                                        --------------------
                                        Harry Aharonian, Portfolio Manager

Dated: June 1, 2006                 MERCATOR MOMENTUM FUND III, L.P.

                                    By: M.A.G. CAPITAL, LLC,
                                    its general partner

                                    By: /s/ Harry Aharonian
                                        --------------------
                                        Harry Aharonian, Portfolio Manager

Dated: June 1, 2006                 MONARCH POINTE FUND, LTD.

                                    By: /s/ Harry Aharonian
                                        --------------------
                                        Harry Aharonian, Director

Dated: June 1, 2006                 M.A.G. CAPITAL, LLC

                                    By: /s/ Harry Aharonian
                                        --------------------
                                        Harry Aharonian, Portfolio Manager

Dated: June  1, 2006

                                    /s/ David F. Firestone
                                    -----------------------
                                        David F. Firestone

                                  SCHEDULE 13D

-------------------                                          -------------------
CUSIP No. 554034108                                          Page 13 of 13 Pages
-------------------                                          -------------------

                                  EXHIBIT 7(j)

                            AGREEMENT OF JOINT FILING

      The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 an amendment to a report on
Schedule 13D, containing the information required by Schedule 13D, for shares of the common stock of M-Wave, Inc., beneficially owned by Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., Monarch Pointe Fund, Ltd., Mercator Advisory Group, LLC and David F. Firestone and such other holdings as may be reported therein.

Dated: June 1, 2006

MERCATOR MOMENTUM FUND, L.P.             MERCATOR MOMENTUM FUND III, L.P.

By: MERCATOR ADVISORY GROUP, LLC,        By: MERCATOR ADVISORY GROUP, LLC,
its general partner                      its general partner

By: /s/ Harry Aharonian                  By: /s/ Harry Aharonian
    --------------------------------         --------------------------------
    Harry Aharonian, Portfolio Manager       Harry Aharonian, Portfolio Manager

MONARCH POINTE FUND, LTD.                M.A.G. Capital, LLC

By: /s/ Harry Aharonian                  By: /s/ Harry Aharonian
    --------------------------------         --------------------------------
    Harry Aharonian, Director                Harry Aharonian, Portfolio Manager

/s/ David F. Firestone
------------------------------------
    David F. Firestone